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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 21058

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capitol Securities & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Concourse Blvd. Suite 101
(No. and Street)

Glen Allen	VA	23059
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lia B. Goff 804-612-9712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

200 South 10th Street Suite 900	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant * Public *
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/18

OATH OR AFFIRMATION

I, Mark Hamby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capitol Securities & Associates, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DAVID A. SOUTHWORTH
Notary Public
Commonwealth of Virginia
338999
My Commission Expires Mar 31, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITOL SECURITIES & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2010

CAPITOL SECURITIES &ASSOCIATES, INC.

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Auditors' Report

The Board of Directors
Capitol Securities & Associates, Inc.
Glen Allen, Virginia

We have audited the accompanying statement of financial condition of Capitol Securities & Associates, Inc. (the Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Capitol Securities & Associates, Inc. at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
February 24, 2011

CAPITOL SECURITIES & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 204,901
Deposits with clearing organization	50,000
Receivable from broker dealers and clearing organization	118,001
Notes receivable	100,000
Employee advances	135,600
Goodwill	40,025
Other assets	19,792
Total assets	$ 668,319
Liabilities	
Accounts payable	$ 3,798
Accrued commissions	253,893
Income taxes payable	17,028
Other liabilities	1,415
Total liabilities	276,134
Stockholder's equity	
Common stock, $.001 par value	
Authorized 200,000 shares	
Issued and outstanding 102,000 shares	102
Additional paid in capital	364,898
Retained earnings	27,185
Total stockholder's equity	392,185
Total liabilities and stockholder's equity	$ 668,319

The accompanying notes are an integral part of these financial statements

CAPITOL SECURITIES & ASSOCIATES, INC.

Notes to Financial Statement for the
Year Ended December 31, 2010

Note 1 – Organization and nature of business

Capitol Securities & Associates, Inc. (the "Company") is a registered broker dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a wholly owned subsidiary of CS Financial Group, Inc. (the "Parent"). The Parent's liability, as the sole member of the Company, is limited in that in any proceeding brought by or in the name of the Company, the Parent shall not have liability damages other than willful misconduct or a knowing violation of the criminal law.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is acting in a fiduciary or agency capacity for an issuer of municipal securities or for another broker, dealer or municipal securities dealer, including, but not limited to, acting as a paying agent, transfer agent, registrar or indenture trustee for an issuer or as clearing agent, safekeeping agent or correspondent of another broker, dealer, or municipal securities dealer.

Note 2 – Summary of significant accounting policies

Basis of presentation - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions as to reported amounts and disclosures in the financial statements. Management believes that the estimates used in preparing the financial statements are reasonable and prudent. Actual results could differ from the estimates included in the financial statements.

Cash and cash equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three month or less to be cash equivalents.

Accounts receivable – Accounts receivable is comprised of receivables from broker dealers, these are collected in a short period of time and based on past experience management has determined that and allowance for doubtful accounts is not necessary.

Notes Receivable – Notes receivable consists of an arrangement with a related party. The note has specific terms that are based on the nature of the related party agreement

Goodwill - The Company assesses goodwill for impairment as of December 31 of each year (or at interim dates if circumstances indicate that an impairment assessment is warranted). No impairment was recognized for the period ended December 31, 2010.

Securities transactions and revenue recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Investment advisory fees are recognized as earned.

Advertising – Advertising costs are expensed as incurred by the Company.

Income taxes – The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered in income. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that the tax benefits will not be realized. Management has evaluated tax

Note 2 – Summary of significant accounting policies (concluded)

positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2010.

Note 3 – Off balance sheet risk and concentration of credit risk

Off balance sheet risk – The Company's customers' securities transactions are introduced on a fully disclosed basis with a clearing broker/dealer.

The Company currently has a clearing agreement with National Financial Services, LLC ("NFS") to clear all trade transactions. The Company is required to maintain a cash deposit of $50,000 with NFS in accordance with the terms of the clearing agreement.

The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipts and delivery of securities relative to customer transactions. Off balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and that customer transactions are executed properly by the clearing/broker dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Concentration of credit risk – The Company places its cash and cash equivalents on deposit with financial institutions in the United States. The Federal Deposit Insurance Corporation (FDIC) provides insurance coverage for up to $250,000 for substantially all depository accounts and temporarily provides unlimited coverage, through December 31, 2012, for certain qualifying and participating non-interest bearing transaction accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits. As of December 31, 2010, the Company had $0 which exceeded these insured amounts.

Note 4 – Notes receivable

As described in note 2, the Company has an outstanding note with a related party. The note was issued on September 24, 2010 for $100,000. The agreement specified that the principal balance will be paid back in a single payment on the six month anniversary with an interest rate of 4%. The aforementioned note had a remaining balance at December 31, 2010 of $100,000.

Note 5– Net Capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2010, the Company had net capital of $77,768, respectively, as defined under Rule 15c3-1, which exceeded the requirements by $72,767. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 355.08%.

Note 6– Purchase of business

On May 28, 2010, the Parent purchased the stock of Hawthorne Securities Corporation, and subsequently changed the name to Capitol Securities & Associates, Inc. for a total purchase price of $50,000. The acquisition was accounted for using the purchase method of accounting in accordance with the accounting guidance for business combinations.

The following table summarizes the consideration paid and the amounts of the assets recognized at the acquisition date, as well as the fair value at the acquisition date:

Consideration:	$ 50,000
Recognized amounts of net assets acquired:	
Cash and investments	8,297
Other assets	1,678
Total cost of net assets acquired	9,975
Excess purchase price over fair value of acquired assets	$ 40,025

The fair value of the net assets acquired was estimated based on market values and other significant inputs not observable in the market. In connection with the acquisition, the Company recognized the excess of the purchase price over the fair value of the assets acquired and liabilities assumed ($40,025) as goodwill.

Note7 – Income Taxes

The provision for federal and state income taxes, for the year ended December 31, 2010 is as follows:

	2010
Current income tax expense:	
Federal	$ 14,337
State	2,692
Provision for income taxes	$ 17,029

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes and a portion of meals and entertainment are not tax deductible.

The Company's total deferred tax asset at December 31, 2010 is as follows:

	2010
Deferred tax asset	$ 103,294
Valuation Allowance	(103,294)
Net deferred tax asset	$ -

For financial reporting purposes, the Company has recorded a deferred tax asset related to the net operating losses acquired as part of the purchase of Hawthorne Securities Corporation. Management believes that it is more likely than not that the net operating losses acquired will not be fully realizable due to limitations set forth in the internal revenue code. Accordingly, the Company provided for a full valuation allowance against the deferred tax asset at December 31, 2010.

The Company is a member of a group that files a consolidated tax return. The separate return method is used to allocate current and deferred taxes among the group members when issuing separate financial statements. In the current year, the Company included this amount as part of the income taxes payable recorded on the balance sheet in the amount of $17,028.

Note 8 – Litigation

The Company is involved in various legal proceedings arising in the ordinary course of its business activities. The Company believes that these various asserted claims and litigation will not materially affect its financial position, future operating results or cash flows, although no assurance can be given with respect to the ultimate outcome of any such claims or litigation.

Note 9 – Subsequent events

In the preparation of its financial statements, the Company considered subsequent events through February 24, 2011 which was the date the Company's financial statements were available to be issued.